14 February 2003

03 FEB 20 AM 7:21

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 14 February 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Interests of Directors and Connected Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

3/19

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Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Karen Houlihan
Contact Telephone No	0161 232 6586

The RNS number for the announcement is 5077H.

Announcement 5077H will now appear in your Status List.

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Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Director Shareholding		11:26 14 Feb 03

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERS

1. Name of company

MyTravel Group plc

2. Name of director

Sir Tom Farmer

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them (if notified)

As in 2 above

5. Please state whether notification relates to a person(s) connected with the director nar and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whethe co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

2,050,000

8. Percentage of issued class

0.414%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 10p each

12. Price per share

400,000 shares at 19.50p
650,000 shares at 19.46p
1,000,000 shares at 19.20p

13. Date of transaction

13 February 2003

14. Date company informed

13 February 2003

15. Total holding following this notification

2,575,000

16. Total percentage holding of issued class following this notification

0.520%

If a director has been granted options by the company please complete the followin

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of

22. Total number of shares or debentures over which options held following this notificatic

23. Any additional information

24. Name of contact and telephone number for queries

Mike Vaux, Assistant Company Secretary – 0161 232 6567

25. Name and signature of authorised company official responsible for making this notific

Greg McMahon, Group Company Secretary

Date of Notification

14 February 2003

END

status list

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

03 FEB 20 AM 7:21

18 February 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17 February 2003, the Company filed with the London Stock Exchange an announcement regarding the Annual General Meeting of MyTravel Group plc.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	AGM Statement
Headline	AGM Statement
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Karen Houlihan
Contact Telephone No	0161 232 6586

The RNS number for the announcement is 5709H.

Announcement 5709H will now appear in your Status List.

ANNOUNCEMENT

17 February 2003

MyTravel Group plc

The Notice of Annual General Meeting for MyTravel Group plc to be held on 20 March 2003 at the Manchester International Convention Centre, the G-Mex Centre, Manchester, M2 3GX at 11.00hrs will be posted to shareholders today.

Enquiries to:
G.J. McMahon, Group Company Secretary (Tel: 0161 232 6515)